                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

                        THE ELDER-BEERMAN STORES CORP.
________________________________________________________________________________
                               (Name of Issuer)


                     Common Stock, no par value per share
________________________________________________________________________________
                        (Title of Class of Securities)


                                   284470101
        _______________________________________________________________
                                (CUSIP Number)

            Stuart J. Lissner, Managing Director, PPM America, Inc.
      225 West Wacker Drive, Suite 1200, Chicago, IL 60606 (312) 634-2501
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 19, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box: [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------
CUSIP NO. 284470101
-----------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  PPM America Special Investments Fund, L.P.
                                  36-4086949

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a)
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                                        OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                             Delaware, USA
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                              None

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                       1,231,244
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                               None

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                       1,231,244
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                                      1,231,244

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                            [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                             8.25%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                                                        IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------
CUSIP NO. 284470101
-----------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     PPM America Fund Management GP. Inc.
                                  36-4086845

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a)
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                                        OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                             Delaware, USA
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                              None

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                       1,231,244/1/
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                               None

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                       1,231,244/1/
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                                   1,231,244/1/

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                            [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                             8.25%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                                                        CO
--------------------------------------------------------------------------------

__________________________
/1/    All of the securities covered by this report are owned legally by PPM
America Special Investments Fund, L.P. ("SIF I"), and none are owned directly or indirectly by PPM America Fund Management GP, Inc. ("SIF I GP"). SIF I GP is the general partner of SIF I. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that SIF I GP is the beneficial owner of any of the securities covered by this statement.

                                 SCHEDULE 13D
-----------------------
CUSIP NO. 284470101
-----------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 PPM America Special Investments CBO II, L.P.
                                  98-0179401

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a)
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                                        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                             Delaware, USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                              None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                         735,624
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                               None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                         735,624
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                                        735,624

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                             4.93%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                                                        PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------
CUSIP NO. 284470101
-----------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     PPM America CBO II Management Company
                                  98-0179391

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a)
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                                        OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                             Delaware, USA
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                              None

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                         735,624/2/
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                               None

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                         735,624/2/
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                                     735,624/2/

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                            [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                             4.93%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                                                        CO
--------------------------------------------------------------------------------

______________________
/2/    All of the securities covered by this report are owned legally by PPM
America Special Investments CBO II, L.P. ("CBO II"), and none are owned directly or indirectly by PPM America CBO II Management Company ("CBO II GP"). CBO II GP is the general partner of CBO II. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that CBO II GP is the beneficial owner of any of the securities covered by this statement.

                                 SCHEDULE 13D
-----------------------
CUSIP NO. 284470101
-----------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               PPM America Inc.
                                  36-3714794

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a)
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                                        OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                             Delaware, USA
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                              None

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                       1,966,868/3/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                               None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                       1,966,868/3/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                                   1,966,868/3/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                            13.18%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                                                        IA
------------------------------------------------------------------------------

______________________

/3/     All of the securities covered by this report are owned legally by SIF I or CBO II, and none are owned directly or indirectly by PPM America, Inc. PPM America, Inc., is the investment manager/adviser of both SIF I GP and CBO II GP. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM America, Inc., is the beneficial owner of any of the securities covered by this statement.

         This is Amendment No. 5 to a Statement on Schedule 13D with respect to the common stock, without par value (the "Common Stock"), of The Elder-Beerman Stores Corp., an Ohio corporation (the "Company"), filed by a group comprised of PPM America Special Investments Fund, L.P. ("SIF I"); PPM America Fund Management GP, Inc. ("SIF GP"); PPM America Special Investments CBO II, L.P. ("CBO"); PPM America CBO II Management Company ("CBO GP"); and PPM America, Inc. ("PPM America" and, collectively with SIF I, SIF GP, CBO and CBO GP, the "Reporting Persons;" PPM America, SIF I and CBO II, collectively, the "PPM Group"). Capitalized terms used herein without definition shall have the meanings ascribed to them in the Schedule 13D, as amended.

Item 2.  Identity and Background
         -----------------------

         On July 19, 2000, the members of the PPM Group, the Company, all but one of its directors and Snyder Capital Management, Inc. (the Company's largest shareholder) ("Snyder"), entered into the Settlement Agreement to end the PPM Group's pending proxy contest with the Company. The following is a summary of the material terms of the Settlement Agreement. This summary is qualified in its entirety by references to the Settlement Agreement attached hereto as Exhibit 1.

         The Company agreed, pursuant to the Settlement Agreement, to nominate Mark F.C. Berner, Dennis S. Bookshester, Eugene I. Davis and Charles H. Turner (the "New Nominees") for election to the Board of Directors at the Company's 2000 Annual Meeting. Messrs. Bookshester and Turner were recommended by Snyder. Messrs. Berner and Davis were recommended by the PPM Group. At a meeting thereof held on July 21, 2000, the Company's Board of Directors approved the nomination of the New Nominees and recommended such New Nominees for approval by the shareholders at the Annual Meeting.

         Pursuant to the Settlement Agreement, the Company further agreed, subject to the requisite approval of the shareholders at the Annual Meeting, (i) to amend Article X of the Company's Amended Articles of Incorporation (the "Articles") to reduce from 72% to a simple majority the shareholder approval required to amend or repeal any section of the Articles, (ii) to amend Article IX of the Articles to eliminate classification of the Board of Directors, (iii) to adopt a new Article XIV to the Articles pursuant to which the Company would opt out of Ohio state law provisions that restrict an Ohio corporation's ability to engage in certain transactions with shareholders holding 10% or more of the corporation's voting power, (iv) to amend Regulation 34 of the Company's Amended Code of Regulations (the "Regulations") to reduce from 72% to a simple majority the shareholder approval required to amend or repeal any regulation, (v) to amend Regulation 3(a) of the Regulations to permit special meetings of shareholders to be called by a shareholder or shareholders owning 10% rather than 50% of the outstanding Common Stock, (vi) to amend Regulation 7(c) of the Regulations to relax the advance notice provisions in connection with shareholder business to be brought before an annual meeting of the Company's shareholders, (vii) to amend Regulation 12 of the Regulations to relax the advance notice provisions in connection with shareholder nominations of candidates for election to the Company's Board of Directors, (viii) to amend Regulation 9 of the Regulations to reduce from 72% to a simply majority the shareholder approval required to alter the size of the Board of Directors, and
(ix) to adopt a new Regulation 35 to the Regulations pursuant to which the Company would opt out of the provisions of the Ohio Control Share Acquisition Act.

         At a meeting thereof held on July 21, 2000, the Company's Board of Directors approved the amendments to the Company's Articles and Regulations and recommended such amendments for approval by the shareholders at the Annual Meeting.

         Pursuant to the Settlement Agreement, each party thereto (other than the Company) also agreed to cause all shares of Common Stock beneficially owned by such party to be voted at the Annual Meeting in favor of (i) the amendments to the Articles, (ii) the amendments to the Regulations and (iii) the election of the New Nominees to the Board of Directors, all as set forth therein. Furthermore, each party to the Settlement Agreement (other than the Company) agreed that, besides the proposed amendment to the Company's Equity and Performance Plan to increase by 500,000 the number of Common Shares available under such plan, it would not bring any business before the Annual Meeting except as expressly contemplated by the Settlement Agreement.

         The PPM Group agreed pursuant to the Settlement Agreement (i) to immediately terminate all activities with respect to its solicitation of proxies in connection with the Annual Meeting, (ii) to not solicit directly or indirectly any proxies or participate in any solicitation of any proxy with respect to matters to be presented at the Annual Meeting, other than solicitations in favor of the amendments and director nominations set forth in the Settlement Agreement, (iii) to not become a participant in any election contest relating to the Annual Meeting, (iv) to promptly file an amendment to the PPM Group's Schedule 13D to reflect the termination of the proxy contest and the other provisions of the Settlement Agreement, and (v) to refrain from taking any other actions inconsistent with the matters contemplated by the Settlement Agreement.

         Each party to the Settlement Agreement (other than the Company) also agreed pursuant to the terms of the Settlement Agreement that during the period commencing on the date of the Settlement Agreement and ending on the date that is 75 days prior to the first anniversary of the Annual Meeting, such party (a) shall cause all shares of capital stock of the Company that have the right to vote generally in the election of directors and that are beneficially owned by such party: (i) to be present, in person or by proxy, at the Annual Meeting so that all such shares may be counted for the purpose of determining if a quorum is present at the Annual Meeting,

(ii) to be voted in favor of all of the proposed amendments to the Company's Articles and Regulations set forth in the Settlement Agreement and in favor of the election of the New Nominees to the Board of Directors at the Annual Meeting; (b) shall not directly or indirectly (except through the Company pursuant to due authorization) solicit any proxies or consents or in any way participate in any solicitation of any proxy with respect to shares of Common Stock in any election contest with respect to the Company's Board of Directors or become a participant in any election contest with respect to the Company's Board of Directors or request or induce or attempt to induce any other person to take any such actions with respect to an election contest related to the Company's Board of Directors; (c) shall not (i) form, join or otherwise participate in any "group" (within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder) or (ii) otherwise act in concert with any other person for the purpose of holding or voting Common Stock in order to circumvent any of the provisions of the Settlement Agreement; (d) shall not call, request the call of, or seek to call, any special meeting of shareholders for the purpose of an election contest with respect to the Company's Board of Directors; (e) shall not enter into any discussions, negotiations, arrangements or understandings with any other person with respect to any of the foregoing matters; and (f) shall not make any public announcement critical of the composition of the Board of Directors. In addition, the parties to the Agreement (other than the Company) agreed to refrain from calling a special meeting of shareholders during the 75 days leading up to the Company's 2001 annual meeting of shareholders (the "2001 Annual Meeting"). The Settlement Agreement provides that the parties thereto will seek to cause the 2001 Annual Meeting to be held between twelve and thirteen months from the date of the 2000 Annual Meeting.

         The Board of Directors of the Company has agreed that the transactions contemplated by the Settlement Agreement will not trigger the provisions of the Rights Agreement, dated as of December 30, 1997, as amended, by and between the Company and Norwest Bank Minnesota, N.A., as Rights Agent.

         The Settlement Agreement shall automatically terminate in the event that the shareholders fail to elect each of the New Nominees to the Board of Directors at the Annual Meeting or in the event that the Company or any of the directors party to the Settlement Agreement fails to exercise good faith in fulfilling its obligations to actively seek shareholder approval of the amendments to the Articles and to the Regulations and election of the New Nominees. The Settlement Agreement may be amended or modified only by the written agreement of each party thereto.

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect to
         ----------------------------------------------------------------------
         Securities of the Issuer.
         ------------------------

         See Item 4 above.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         1. Agreement, dated as of July 19, 2000, by and among The Elder-Beerman Stores Corp., PPM America, Inc., PPM America Special Investments Fund, L.P., PPM America Special Investments CBO II, L.P., Snyder Capital Management, Inc., and certain directors of the Company.

Signature

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 20, 2000
                              PPM America, Inc.


                              By: /s/ Stuart J. Lissner
                                  ------------------------------
                                  Name:  Stuart J. Lissner
                                  Title: Managing Director




                              PPM America Special Investments Fund, L.P.

                                  By:   PPM America Fund Management GP, Inc.
                                        its managing general partner


                                        By: /s/ Stuart J. Lissner
                                            ------------------------------
                                             Name:   Stuart J. Lissner
                                             Title:  Managing Director




                              PPM America Fund Management GP, Inc.


                              By: /s/ Stuart J. Lissner
                                  ------------------------------
                                  Name:  Stuart J. Lissner
                                  Title: Managing Director

                              PPM America Special Investments CBO II, L.P.

                              By: PPM America CBO II Management Company, its General Partner
                                   By:  PPM MGP (BERMUDA), LTD.
                                        As Managing General Partner of the
                                         General Partner


                                        By: /s/ Stuart J. Lissner
                                            -------------------------------
                                             Name:   Stuart J. Lissner
                                             Title:  Vice President




                              PPM America CBO II Management Company

                                   By:  PPM MGP (BERMUDA), LTD.
                                        its Managing General Partner


                                        By:  /s/ Stuart J. Lissner
                                            -------------------------------
                                             Name:   Stuart J. Lissner
                                             Title:  Vice President